EXHIBIT (f)

Description of Queensland and Queensland Treasury Corporation

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of natural disasters, epidemics and geopolitical events, such as the Russian invasion of Ukraine and the conflicts in the Middle East;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

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QUEENSLAND TREASURY CORPORATION

In 1982, the State established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies (as defined in the Act) and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer of the State, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

In pursuance of its statutory objectives and functions, the Corporation provides a range of financial services to the State and its public sector entities, which include statutory bodies and authorities, government departments, government owned corporations and local governments (“Government Bodies” or “clients”). These services include:

•	managing the State’s funding program in the global capital markets to deliver sustainable and cost-effective borrowings for its clients;

•	centralizing the management of clients’ borrowings, cash investments and financial risks; and

•	offering a range of financial risk management and advisory services to clients on their financial exposures, to identify opportunities to minimize costs and risks, and maximize outcomes.

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As at June 30, 2024, the Corporation had assets totaling A$185.824 billion and liabilities totaling A$184.985 billion (compared to total assets of A$173.270 billion and total liabilities of A$172.598 billion as at June 30, 2023). QTC has two reporting segments. The Capital Markets Operations segment is responsible for providing debt funding, liability management, cash management and financial risk management advice to its public sector clients, while the State Investment Operations segment holds portfolios of assets which are held to fund the superannuation, other long-term obligations of the State, as well as to support other state initiatives.

The Capital Markets Operations segment had assets totaling A$139.276 billion and liabilities totaling A$138.437 billion as at June 30, 2024 (compared to assets of A$129.795 billion and liabilities of A$129.123 billion as at June 30, 2023). In relation to the State Investment Operations segment, assets totaled A$46.548 billion and liabilities totaled A$46.548 billion as at June 30, 2024 (compared to assets of A$43.475 billion and liabilities of A$43.475 billion as at June 30, 2023).

The financial statements of the Corporation are comprised of the Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity, Statement of Cash Flows and Notes to and forming part of the Financial Statements.

Organization of Queensland Treasury Corporation

The Queensland Treasury Corporation Capital Markets Board (the “Board”) was established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

As of the date of this filing, the Acting Under Treasurer of the State of Queensland is Ms. Rachel Crossland.

On February 13, 2025, Mr. Paul Williams was appointed as the Under Treasurer, Queensland Treasury, for a term of five years from February 24, 2025. Mr. Williams will also be a Queensland Treasury Member (ex-officio) of the Board.

The powers, functions and duties of the Under Treasurer (save for those relating to the State Investment Operations segment – see below) have been delegated to the Board. Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation. The current Chair of the Board is Mr. Damien Frawley.

Mr. Leon Allen resigned as Chief Executive Officer of the Corporation with effect from February 19, 2025. A selection process for a replacement Chief Executive Officer is underway. Ms. Susan Buckley, the previous Managing Director of the Funding and Markets Division, is serving as Acting Chief Executive Officer. The Executive Leadership Team includes five Managing Directors covering Funding and Markets, Advisory Services, Business Services, Risk, and People and Culture.

The business address of the Corporation and the Board is Level 31, 111 Eagle Street, Brisbane, Queensland.

Borrowing, Lending and Cash Management Activities of the Issuer

With respect to borrowings, the Corporation raises funds in domestic and international capital markets primarily for on-lending to Government Bodies.

QTC has an established platform of debt funding facilities to source funds on a global basis. At June 30, 2024, the total borrowings of the Corporation (at fair value) were A$128.044 billion. This amount included debt issued under overseas funding programs equivalent to A$1.644 billion based on the prevailing rates of exchange at June 30, 2024. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts. The Capital Market Operations segment recorded a profit after tax of A$166.8 million for the year ended June 30, 2024 (compared to A$156.4 million for the year ended 30 June 2023).

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The repayment of principal and the payment of interest on all AUD debt securities issued by the Corporation under funding programs established within Australia (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) are unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act.

Section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this statutory provision, the repayment of principal and the payment of interest on all debt securities issued by the Corporation under funding programs established outside of Australia have been unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland. Furthermore, all amounts lawfully payable by the Corporation to its counterparties under relevant ISDA arrangements are unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland under section 33 of the Act.

As part of QTC’s lending and liability management arrangements, QTC has established client lending products from which Government Bodies access funds. As at June 30, 2024, the market value of the Corporation’s onlendings to its clients totaled A$98.262 billion of which A$28.969 billion was to government owned corporations.

QTC provides its clients with investment solutions including an overnight facility, a managed short-term fund (the “Cash Fund”) and fixed rate deposits. The Cash Fund is a short to medium term Australian dollar capital guaranteed product and provides a vehicle whereby clients’ temporary surplus cash balances are invested in a portfolio of money market and term asset securities. QTC also offers some of its clients derivatives services to hedge their foreign currency, interest rate and commodity exposures as well as environmental product services to transact, hold and surrender environmental products.

State Investment Operations

Separately from QTC’s capital market operations, QTC holds two portfolios of assets that were transferred from the Queensland Government under administrative arrangements. These assets are held in unit trusts managed by QIC Limited. QTC issued the State of Queensland a fixed rate note for each portfolio in return for the assets transferred under these arrangements. These two portfolios, the Long Term Assets portfolio and the Queensland Future Fund portfolio, make up QTC’s State Investment Operations segment (“SIO”).

Recognizing the direct relationship between these fixed rate notes and the invested assets of SIO, any difference between the interest paid by QTC on the fixed rate notes and the return received by the State Investment Operations segment on the invested assets is recognized in the financial statements annually as a market value adjustment to the value of the fixed rate note. The market value of assets held by the State Investment Operations segment as at June 30, 2024 totaled A$46.548 billion, which matched the market value of the financial liabilities of A$46.548 billion.

The State Investment Advisory Board is responsible for oversight of the invested assets of the State Investment Operations segment. This segment does not generate cash flows and has no impact on QTC’s capital market operations or its ability to meet its obligations.

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Risk Management

The Corporation takes an enterprise-wide approach to risk management, which involves managing the organization’s risk on a consistent and comprehensive basis and requires the engagement of all staff. As part of this approach, the Corporation monitors and manages risks through the identification of both material and non-material risks. Material risks are those risks that have the potential to materially affect the achievement of the Corporation’s objectives. Material risks include operational and financial market risks including the risk that the corporation cannot access funding to meet debt servicing obligations and client borrowing requirements.

The Corporation is not subject to Australian prudential standards nor the Bank of International Settlements, Basel II and Basel III accords. However, the Corporation has in place comprehensive policies, procedures, and risk limits and tolerances to manage its funding, liquidity, credit and market risks, all of which are monitored by various risk and governance functions, including oversight and approval from the Board and its sub-committees.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of high quality liquid assets (“HQLA”), which can be readily liquidated if required. Included in these HQLA assets are funds held in advance of requirement to fund both the redemption of maturing debt and clients’ projected debt financing requirements.

The Corporation and its Board also manage and maintain adequate capital to support the Corporation’s risk profile and risk appetite.

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QUEENSLAND

General

The State of Queensland has the second largest land area of the six Australian States and the largest habitable area. It occupies the north-eastern quarter of the Commonwealth of Australia (“Australia” or the “Commonwealth”), covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals and gasses (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,500 kilometers of railway lines and 183,802 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 5.6 million persons, or 20.5%% of Australia’s population as at March 31, 2024. As at June 30, 2023, 73% of Queensland’s population lived in South-East Queensland, an area with warm subtropical climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian states.

Brisbane, the capital of Queensland, with its surrounding metropolitan area, has approximately 2.4 million persons. There are nine other population centers in Queensland with over 50,000 persons.

Government of Queensland

The Commonwealth was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as states in a federation. In addition to the six states, Australia has a number of territories including the Northern Territory and the Australian Capital Territory, the latter containing the nation’s capital of Canberra.

Under the Australian Constitution, the federal Parliament can make laws only on certain matters. These include international and inter-state trade; foreign affairs; defense; immigration; taxation; banking; insurance; marriage and divorce; currency and weights and measures; post and telecommunications; and invalid and old age pensions. On some matters, the Commonwealth is given exclusive powers and as such the states are unable to legislate in these areas. On other matters, the Commonwealth and the states have concurrent powers, whereby both the Commonwealth and the states may legislate. The states retain legislative powers over matters not specifically listed in the Constitution of Australia. In cases of conflict in areas where the Commonwealth and states have concurrent powers to make laws, Commonwealth law has priority and the state law is invalid to the extent of any inconsistency.

State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for national budget policy, fiscal policy and external policy. In addition, while most wage rates were historically centrally determined through Federal and state conciliation and arbitration tribunals, legislation over at least two decades has underpinned a move away from central wage fixation toward enterprise based agreements.

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Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a fixed four year term.

The most recent Queensland State election was held in October 2024. The Liberal National Party won 52 seats (of a 93 seat parliament) to form an outright majority. The current Premier is the Honourable David Crisafulli, who became Premier on October 28, 2024 following the 2024 State Election. Mr. Crisafulli entered the State Parliament in 2012 and served as Leader of the Opposition from November 2020 until October 2024. The next state election is due to be held in 2028.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council comprises of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 19 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all state revenues and for all state expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Land Court, Children’s Court, Magistrates Court, the District Court, the Supreme Court and the Queensland Civil and Administrative Tribunal. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

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QUEENSLAND ECONOMY

Overview

Queensland has a modern, vibrant economy, supported by a diverse range of industries, including agriculture, resources, construction, tourism, manufacturing and services.

In recent years, the Queensland economy has battled with the impacts of the global COVID-19 pandemic, with outbreaks and related restrictions on activity in Australia and many other countries leading to a severe deterioration in national and international economic activity.

In the face of a range of domestic and external challenges, the Queensland economy and labor market have proven remarkably resilient. Domestic activity and employment rebounded strongly as COVID-19 restrictions were progressively unwound.

Agriculture, forestry and fishing is a vital part of Queensland’s diverse economy and an important part of our State’s heritage, particularly in rural and regional areas. The bulk of Queensland’s agricultural commodities are produced for export, providing a significant contribution to foreign earnings.

Queensland has well developed coal and minerals industries, and the liquefied natural gas industry has seen rapid expansion and transformation into a major international export sector over the past decade. The State’s coal and bauxite reserves are among the largest in the world, generally of high grade and easily accessible.

Queensland is the world’s largest seaborne exporter of metallurgical coal, with a large proportion of the State’s coal produced from the Bowen Basin. A wide variety of minerals are produced in Queensland, with bauxite, copper, zinc, lead, silver and gold the most common. The largest concentration of minerals mines is in the region surrounding Mount Isa.

While Queensland’s natural gas industry has been operating since the 1960s, the development of coal seam gas extraction and the significant investment in Liquefied Natural Gas (“LNG”) plants at Gladstone has opened the sector up to major export markets in Asia. Valued at A$22.3 billion in 2023-24, LNG has become Queensland’s second most valuable commodity export after metallurgical coal.

Most of the resources produced in Queensland are used overseas. Overseas exports of resources (including coal, LNG and minerals) accounted for around 83% of Queensland’s international merchandise exports in 2023-24.

Historically, the manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialized to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

International and interstate tourism has also been an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and a unique countryside. International tourism has continued to recover following the COVID-19 pandemic and after the reopening of international borders in late 2021. In 2023-24, there were 32.1 million international tourist visitor nights spent in Queensland, up from 26.6 million in 2022-23 but still below the 36.0 million in pre-COVID 2018-19.

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

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There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the healthcare and professional scientific and technical services sectors has increased.

Economic Plan

The Government’s values in guiding its economic policy are outlined in the ministerial charter letter of the Honourable David Janetzki MP, Treasurer, Minister for Energy and Minister for Home Ownership. These include:

•	Fostering a taxation and regulatory environment built on stability and certainty which will deliver strong investor confidence in Queensland;

•	Creating an economic environment where existing businesses and industries can expand and grow;

•	Providing Queensland with an open door for investors from interstate and overseas to stimulate jobs and economic growth for Queenslanders;

•	Delivering Queenslanders an energy system that is affordable, reliable and sustainable;

•	Facilitating private sector investment in new energy infrastructure while maintaining public ownership of existing assets; and

•	Ensuring Queensland is a place of aspiration and opportunity, where home ownership is a realistic and attainable option for those living in our state.

In support of these values, the Government is taking action to restore productivity to the Queensland economy with a new Queensland Productivity Commission.

Productivity growth is the main driver of living standards – increasing productivity puts downward pressure on prices, increases wages and raises profits for business and industry.

Lifting Queensland’s productivity performance will require improvements to policy and regulatory settings to support business activity and income growth, better government services and delivery of the government’s housing and infrastructure priorities.

On November 28, 2024, the Treasurer introduced a bill into the House to establish the Queensland Productivity Commission (“QPC”).

The QPC will provide quality economic and regulatory policy advice to lift productivity, improve living standards and deliver economic growth. It will play a key role in informing the Government’s formulation of policies to help drive the state’s future prosperity.

The first task for the QPC will be to conduct a comprehensive inquiry into opportunities to improve productivity of the Queensland construction and building industry.

The Government is also focused on responsible economic management and government accountability, with properly costed projects and KPIs on programs. The Government has formally stopped the Pioneer Burdekin pumped-hydro project, estimated to have cost A$37 billion.

In addition, the Government has communicated a number of specific policy intentions, including that it will:

•	Deliver responsible budget management to stabilize debt;

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Implement a number of housing affordability initiatives, including a “Securing our Housing Foundations” plan to deliver one million homes by 2044, a new exemption from transfer duty for first home buyers purchasing or building a new home and a A$165 million shared equity program that would see first home buyers owning homes sooner;

•

Ensure reliable electricity supply through initiatives including a commitment to spend A$1.4 billion over five years on maintenance on government-owned coal-fired power stations (i.e. Electricity Maintenance Guarantee) and working to progress transmission infrastructure, including the Copperstring Project.

Economic Growth

According to the Australian Bureau of Statistics (“ABS”), Queensland’s economic output rose by 2.1% in 2023-24, following growth of 2.8% in 2022-23 and 5.5% in 2021-22. Real gross state product (“GASP”) growth in 2023-24 was the result of a substantial rebound in the trade sector and continued growth in domestic economic activity (which contributed 2.9 percentage points to GSP growth). Household consumption, business investment and public final demand made solid contributions to GSP growth, partially offset by a moderate detraction from dwelling investment.

Net overseas exports contributed 2.1 percentage points to GSP growth in 2023-24, with a large rise in exports (up 12.5%) more than offsetting strong growth in imports (up 7.8%).

The balancing item (which implicitly includes interstate trade and change in inventories) detracted 3.1 percentage points from growth in 2023-24.

Real Economic Growth—Queensland and Australia

(original, CVM(a))

	Queensland GSP		Australia GDP
Year	A$ Billion	% Change	A$ Billion	% Change
2018-19	457.4	0.9	2,334.6	2.2
2019-20	453.2	-0.9	2,331.8	-0.1
2020-21	465.8	2.8	2,381.1	2.1
2021-22	491.7	5.5	2,482.1	4.2
2022-23	505.2	2.8	2,567.5	3.4
2023-24	515.9	2.1	2,604.3	1.4

(a)	Chain volume measures; reference year 2022-23.

Source: ABS Annual State Accounts.

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Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2019-20	2020-21	2021-22	2022-23	2023-24
Overseas goods exports (A$ billion)	79.6	60.8	124.0	133.1	118.4
Household consumption (A$ billion)	195.6	208.5	224.3	250.6	269.5
Private investment (A$ billion)	64.6	67.4	81.1	89.0	93.5
Resources exports (A$ billion)	62.1	44.8	103.1	108.3	93.4
Agricultural production (A$ billion)	14.1	15.1	17.6	18.6	17.0
Employment (‘000 persons)(a)	2,511	2,572	2,704	2,805	2,890
Unemployment rate (%)(a)	6.3	6.7	4.5	3.6	4.1
Increase in consumer prices (%)(a)	1.2	2.1	5.4	7.3	4.1
Average weekly earnings (A$)(a)	1,627	1,631	1,688	1,776	1,873

(a)	Full-time ordinary time earnings, year-average.

Note:	All monetary values are in current prices.

Sources:	ABS Annual State Accounts; Labour Force; Average Weekly Earnings; Consumer Price Index; Queensland Department of Primary Industries; Queensland Department of Resources; and Queensland Treasury.

Structure of the Queensland Economy

The following table shows the annual percentage changes and contributions to growth in GSP/GDP in Queensland and Australia for 2022-23 and 2023-24.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2022-23	2023-24	2022-23	2023-24	2022-23	2023-24	2022-23	2023-24
Household consumption	4.3	2.2	2.1	1.1	6.3	1.1	3.1	0.6
Private investment	0.1	1.7	0.0	0.3	1.7	3.8	0.3	0.7
-Dwellings	-4.9	-2.0	-0.3	-0.1	-3.1	-1.5	-0.2	-0.1
-Business investment	6.1	3.4	0.6	0.4	7.6	6.3	0.8	0.7
Non-dwelling construction	4.3	2.2	0.2	0.1	8.0	6.0	0.4	0.3
Machinery and equipment	6.1	2.7	0.2	0.1	5.4	4.6	0.2	0.2
-Other business investment	10.5	7.5	0.2	0.2	10.6	9.5	0.2	0.2
Private final demand(b)	3.1	2.1	2.1	1.4	5.1	1.8	3.4	1.2
Public final demand(b)	4.4	5.7	1.1	1.5	2.5	4.4	0.7	1.2
Overseas exports	-1.3	12.5	-0.4	3.6	6.6	3.9	1.7	1.0
Overseas imports	15.6	7.8	-2.6	-1.5	12.1	6.4	-2.5	-1.4
Balancing item	n.a.	n.a.	2.7	-3.1	n.a.	n.a.	n.a.	n.a.
Statistical discrepancy	n.a.	n.a.	0.3	0.2	n.a.	n.a.	0.0	0.0
GSP/GDP	2.8	2.1	2.8	2.1	3.4	1.4	3.4	1.4

(a)	Chain volume measure; reference year 2022-23.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

Source: ABS Australian National Accounts: State Accounts.

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Based on ABS Australian National Accounts: State Accounts data (see table above), key features are:

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Household consumption in Queensland rose 2.2% in 2023-24, slowing from strong growth over the previous three years. Tight labor market conditions in Queensland and a pick-up in wage rates underpinned strong growth (6.2%) in household disposable incomes in 2023-24. However, growth in household consumption has slowed as consumers have responded to higher borrowing costs and elevated inflation. Looking forward, a delay in monetary policy easing by the RBA compared with previous expectations has been keeping financial conditions somewhat restrictive for longer than expected, weighing on household spending intentions in 2024-25. In 2025-26, real household consumption growth in Queensland is now forecast to strengthen by 3%, above the pre-COVID-decade average of 2 1⁄2%, reflecting the expected further growth in real incomes as core inflation subsides and interest rates are likely reduced, in addition to the ongoing impact of the “Stage 3” income tax cuts. On February 18, 2025, the RBA announced a reduction in the cash rate target from 4.35% to 4.10%.

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Dwelling investment fell a further 2.0% in 2023-24, following a fall of 4.9% in 2022-23, as residential construction activity continued to be constrained significantly by material and labor supply shortages, poor weather and flooding, several construction company insolvencies and low productivity growth. New and used dwelling investment has grown, albeit modestly, by 3.3% over this two-year period, thereby adding to the stock of new housing. In contrast, alterations and additions activity has been subdued compared with the previous high levels of renovation activity, falling by 16.6% in aggregate over the two years. As construction capacity has struggled to keep up with the state’s strong housing demand, the value of residential work in the pipeline has surged, peaking at a nominal value of A$14.9 billion in March quarter 2024 and remaining at an elevated A$14.7 billion in June quarter 2024. Supported by the continued easing of supply constraints, the large backlog of work in the pipeline and the expectation of interest rate cuts in 2025, dwelling investment, particularly for new dwellings, is expected to grow solidly in both 2024-25 and 2025-26.

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Business investment in Queensland rebounded strongly following the COVID-19 period, rising by 9.7% in 2021-22 and a further 6.1% in 2022-23, before moderating to 3.4% in 2023-24. The ongoing impact of higher interest rates, higher construction costs (and supply constraints) and overall softer business conditions and confidence have been constraining business investment. Leading indicators of investment, such as non-residential building approvals and private engineering commencements, also remain subdued, although a substantial pipeline of unfinished work should continue to provide underlying support to the level of investment. As a result, business investment is now expected to record a marginal fall in 2024-25 before gradually recovering in subsequent years as interest rates fall and supply constraints ease.

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According to the ABS, the volume of Queensland’s overseas exports rose 12.5% in 2023-24, reflecting strong growth in both goods (up 11.1%) and services (up 27.0%) exports. Growth in Queensland’s goods exports was due to a continued unwinding of supply constraints and increased production in several of the state’s key export sectors, including coal, metals and agriculture, which is expected to drive further growth in 2024-25. The growth in services exports reflected the continued recovery of the sector following the impacts of COVID-19 related travel restrictions.

•

Overseas imports continued to rise strongly in 2023-24, up 7.8%, driven by the continued recovery in services imports (up 28.0%) while growth in goods imports was more modest (up 2.6%). Goods imports are expected to fall in 2024-25, weighed down by slowing household consumption and the weaker A$, while services imports are expected to continue to grow strongly.

Overseas Merchandise Exports

Queensland is Australia’s second largest goods exporting state, accounting for 21.5% of Australia’s total merchandise exports in 2023-24. Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity rail and port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets.

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The nominal value of Queensland’s overseas merchandise exports fell 11.6% in 2023-24, driven by a decline in the value of coal exports, as prices moderated from their historic highs in recent years, while the value of LNG and agricultural exports also fell.

The value of Queensland’s coal exports fell A$14.2 billion, to A$58.2 billion in 2023-24, with a decline in thermal coal exports (down A$7.6 billion to A$9.9 billion) and metallurgical coal exports (down A$6.5 billion to A$48.4 billion). The average price for Queensland’s thermal coal exports fell sharply from a record high A$296 per tonne in 2022-23 to A$149 per tonne in 2023-24. Prices for metallurgical coal exports also moderated in 2023-24, with the average PCI/semi-soft coking coal price falling from A$391 per tonne in 2022-23 to A$297 per tonne and the average hard coking coal exports moderating from A$401 per tonne in 2022-23 to A$388 per tonne in 2023-24. Despite prices declining across all three major coal exports, all prices remain well above their pre-COVID levels in 2018-19 (hard coking A$265 per tonne, PCI/semi-soft A$188 per tonne and thermal A$113 per tonne). Coal export tonnages rose 1.6% to 200.8 million tonnes (“Mt”) in 2023-24, driven by a rise in thermal exports (up 11.8% to 66.0Mt), while PCI/semi-soft export tonnages rose modestly (up 1.5% to 40.4Mt) and hard coking export tonnages fell (down 4.3% to 93.8Mt). Growth in thermal coal exports was driven by the continued ramp-up of the Carmichael coal mine, as well as additional supply from the Callide and Clermont coal mines. Hard coking coal exports were impacted by continued operational difficulties at several large coal mines.

The value of LNG exports fell A$1.8 billion to A$22.3 billion in 2023-24, with a 13.4% decrease in export prices more than offsetting a 7.0% increase in volumes. Most of Queensland’s LNG exports are sold under long-term contracts linked to global oil prices, with several months lag. Oil prices retreating from elevated levels in recent years resulted in the value of LNG exports falling from record highs. Export volumes rose largely due to maintenance issues at one of the LNG plants on Curtis Island in 2022-23 being resolved and exports rebounding.

The value of metals exports rose A$1.1 billion to A$12.2 billion in 2023-24, with aluminum exports (including bauxite and alumina) rising A$624 million to A$4.9 billion, lead exports growing A$277 million to A$1.3 billion, copper exports increasing A$95 million to A$2.8 billion, while zinc exports fell A$223 million to A$2.0 billion. The increase in aluminum exports was driven by greater bauxite exports, with both prices and volumes higher. Lead export volumes rose strongly in 2023-24, while lower global zinc prices drove the value of exports lower.

The value of Queensland’s agricultural exports fell A$590 million to A$16.7 billion in 2023-24, with falls in the value of crops exports more than offsetting growth in beef and sugar exports.

The value of meat (primarily beef) exports rose A$473 million, to A$7.5 billion in 2023-24, as higher export volumes (up 16.4%) more than offset lower prices (down 8.3%). Significant rebuilding activity in the beef herd from 2020-21 to 2022-23 resulted in a higher number of animals reaching maturity in 2023-24, increasing processing rates and export volumes.

Favorable growing conditions in Queensland in 2022-23 resulted in the value of Queensland’s crop exports (including cotton) reaching a record high of A$6.1 billion. Less favorable conditions in 2023-24 resulted in the value of exports falling to A$4.3 billion. The decline was driven by a fall in the value of wheat (down A$1.3 billion to A$187 million), grain sorghum (down A$317 million to A$697 million) and cotton lint (down A$281 million to A$2.4 billion).

Queensland’s raw sugar exports are not published by the ABS but estimated by Queensland Treasury to be A$3.0 billion in 2023-24, up from A$2.1 billion in 2022-23. Growth in the year was the result of an increase in both prices (up 25.1%) and volumes (up 10.7%).

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Overseas Merchandise Exports, Queensland

(A$ million, current prices)

Export Categories(a)	2021-22	2022-23	2023-24(p)
Rural
Meat	6,424	7,051	7,524
Textile fibers(c)	1,307	2,682	2,388
Cereals and cereal preparations	1,654	2,542	977
Vegetables and fruit	923	967	932
Feeding stuff for animals	119	144	159
Sugars, sugar preparations and honey(b)	2,102	2,299	3,095
Other rural	1,562	1,749	1,737

Total(b)	14,092	17,433	16,812
Crude minerals
Coal, coke and briquettes	71,645	72,420	58,242
Metalliferous ores(d) (e)	6,599	6,177	6,959
Petroleum and related products/materials	93	267	182
Gas, natural and manufactured	19,396	24,058	22,289
Other crude minerals	13	20	51

Total	97,745	102,941	87,724
Processed minerals and metals
Non-ferrous metals	4,950	4,929	5,206
Other processed minerals and metals	414	453	463

Total	5,364	5,382	5,670
Other manufactures
Machinery and non-transport equipment	1,475	1,767	2,117
Chemicals, fertilizers (excl. crude), plastics, etc.	1,290	1,308	1,076
Transport equipment	764	836	978
Leather, rubber, other materials, furniture, clothing, etc.	243	281	261
Miscellaneous manufactures and beverages	762	785	899

Total	4,536	4,978	5,330

Manufactures (sum of processed minerals and metals and other)	9,900	10,360	11,000

Total overseas exports of merchandise goods(b)	121,914	130,909	115,745

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC), Revision 4.
(b)	Includes Queensland Treasury’s estimate of raw sugar exports, which have been confidentialized by the ABS.
(c)	Includes Queensland Treasury’s estimate of cotton lint exports which were previously confidentialized by the ABS.
(d)	Includes Queensland Treasury’s estimate of alumina exports which were previously confidentialized by the ABS.
(e)	Includes Queensland Treasury’s estimate of copper ores and concentrates exports which have been confidentialized by the ABS.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished merchandise trade data and Queensland Treasury.

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In the 2023-24 financial year, the A$ exchange rate averaged US$0.6559, a 2.6% depreciation on the previous year. The A$ appreciated against the US$ across the first four months of 2024-25, averaging US$0.6702. The A$ peaked at around US$0.6932 in late September 2024 and has since depreciated against the US$, falling to an average of US$0.6220 in the first week of February 2025. Global inflation concerns and aggressive monetary policy tightening by the US Federal Reserve saw the US$ strengthen against other currencies in 2022, 2023 and 2024.

Although Queensland exports to a wide range of overseas markets, the major destinations for Queensland merchandise are countries in Asia, which account for around 82.4% of all merchandise exports (see table below). China resumed its position as Queensland’s largest merchandise export market in 2023-24, accounting for 22.4% of total merchandise exports in the year, following the end of the import ban on Australian coal, which was in place from October 2020 to January 2023. Japan (15.1%), India (14.4%) and South Korea (12.6%) were also significant destinations for Queensland’s exports in 2023-24.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total, current prices)

	2021-22	2022-23	2023-24)
North Asia Total	52.0	55.3	53.9
China	14.0	17.0	22.4
Japan	18.2	19.5	15.1
South Korea	15.0	13.5	12.6
Taiwan	4.5	4.8	3.5
Hong Kong	0.3	0.3	0.3

South Asia Total	29.5	28.2	28.5
India	17.0	14.0	14.4
Vietnam	4.7	4.4	4.1
Malaysia	2.6	3.7	3.2
Indonesia	2.5	2.3	2.8
Singapore	1.1	1.7	2.0

North America	2.7	3.2	4.0
United States	2.2	2.4	2.8
Canada	0.5	0.8	1.2

European Union	7.0	6.0	6.1
United Kingdom	0.7	0.6	0.9
New Zealand	1.1	1.1	1.1
Brazil	2.0	1.5	1.4
Other	4.9	4.1	4.1

Source: ABS International Trade in Goods.

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Tourism Exports

International tourism1 to Queensland recovered significantly from COVID-19 travel restrictions. In 2023-24, there were 32.1 million international tourist visitor nights in Queensland, up from 26.6 million in 2022-23, but still below the 36.0 million in pre-COVID 2018-19. New Zealand was the largest source of tourist visitor nights in 2023-24 (4.2 million), followed by the United Kingdom (4.1 million) and India (2.6 million). International tourism from China, previously one of Queensland’s largest sources of visitor nights, has begun to recover, rising from 0.4 million nights in 2022-23 to 2.3 million nights in 2023-24, following China’s relatively late reopening of international travel, but visitor nights remain well below the pre-COVID level of 3.8 million in 2018-19.

Overseas tourist(a) nights by source, Queensland

(thousand nights)

	Pre-COVID 2018-2019	2021-2022	2022-23	2023-24
New Zealand	4,050	769	3,624	4,184
India	1,552	859	2,093	2,603
China	3,776	121	386	2,251
Japan	2,124	51	910	1,995
Korea	1,933	110	542	1,632
Other Asia	5,972	773	6,224	4,557
United Kingdom	4,329	689	3,981	4,126
Germany	1,641	118	952	1,376
Other Europe	4,784	534	3,245	4,149
United States	1,885	218	1,305	1,602
Other Countries	3,988	565	3,377	3,639

Total	36,035	4,808	26,639	32,114

(a)	Tourists are defined as people visiting friends/relatives or holidaying.

Source: Tourism Research Australia.

Interstate tourists are also an important tourism market for Queensland and have traditionally contributed more to Queensland economic activity than international tourism. In 2022-23 (latest available data), Queensland’s interstate tourism gross value added (“GVA”) was the largest of all states, at A$4.4 billion (25.8% of the national total), ahead of New South Wales (A$4.0 billion). In pre-COVID 2018-19, Queensland’s interstate tourism GVA was the second largest (A$3.3 billion), slightly behind New South Wales (A$3.4 billion).

Interstate tourist nights to Queensland fell 9.6% in 2023-24 to 35.1 million but remained above the pre-COVID level of 34.8 million nights in 2018-19.

Overseas Merchandise Imports

The nominal value of Queensland’s overseas merchandise imports rose 1.5% to A$73.0 billion in 2023-24. The rise in the value of imports was the result of an increase in the value of motor vehicle imports (up A$2.2 billion to A$14.9 billion) and other machinery & transport equipment (up A$1.3 billion to A$15.4 billion). In real terms, goods imports rose 2.6% in 2023-24.

[1]	Tourists are defined as people visiting friends/relatives or holidaying.

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The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Merchandise Imports, Queensland

(A$ million at current prices)

Import Categories(a)	2021-22	2022-23	2023-24	Annual % change, 2023-24
Live animals, food, beverages & tobacco	2,501	3,022	3,013	-0.3
Mineral fuels, petroleum and lubricants	13,657	16,700	15,400	-7.8
Chemicals	4,569	4,954	4,520	-8.8
Road motor vehicles	10,115	12,714	14,891	17.1
Other machinery and transport equipment	11,430	14,082	15,359	9.1
Other manufactured goods	11,343	12,560	12,470	-0.7
Other	8,202	7,854	7,336	-6.6

Total overseas imports of goods	61,817	71,884	72,988	1.5

(a)	Based on the Standard International Trade Classification.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished merchandise trade data.

Population and Employment

As at June 30, 2024 (latest available data), Queensland’s estimated resident population was 5.59 million, accounting for 20.5% of Australia’s population. Over the year to June 30, 2024, Queensland’s population grew by 2.3%, above the national population growth of 2.1% over the same period.

Net interstate migration contributed 29,910 persons to Queensland’s population change over the 12 months to June 30, 2024. Over the same period, net overseas migration contributed 74,932 persons while natural increase (births minus deaths) contributed 21,003 persons.

Following an increase of 3.8% in the previous year, in year average terms, Queensland’s employment rose 3.0% in 2023-24. Employment growth during this period has been supported by solid growth in domestic activity in Queensland.

Queensland’s labor force participation rate was 66.8% in 2023-24, the highest year-average participation rate since 2011-12, up from 66.5% in 2022-23. The increased participation rate resulted in the unemployment rate rising from 3.6% in 2022-23, the lowest year-average unemployment rate since monthly data began in 1978, to 4.1% in 2023-24. The employment-to-population ratio remained elevated at 64.0% in 2023-24. The trend unemployment rate remains low by historical standards, at 3.9% in November 2024.

In 2023-24, Health Care & Social Assistance remained Queensland’s largest employing industry, employing 455,000 persons (or 15.7% of total employment in the State), followed by Retail Trade (9.7%), Construction (9.6%) and Education & Training (8.4%).

The following tables show employment by industry for Queensland and the rest of Australia and average annual growth over the five years to 2023-24.

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Employed Persons by Industry, Queensland(a)

	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24	2018-19 to 2023-24
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	69.3	70.9	81.5	70.8	60.0	70.2	0.2
Mining	72.1	70.1	77.5	83.1	73.3	78.2	1.6
Manufacturing	170.2	164.7	177.7	186.2	176.6	180.6	1.2
Electricity, Gas, Water & Waste Services	30.5	31.8	29.5	32.9	33.8	40.5	5.8
Construction	237.3	245.3	231.4	237.3	264.2	278.7	3.3
Wholesale Trade	74.5	71.7	80.0	69.2	68.1	75.4	0.2
Retail Trade	253.2	231.1	264.7	253.2	282.1	282.2	2.2
Accommodation & Food Services	188.3	189.4	182.4	205.1	199.6	201.1	1.3
Transport, Postal & Warehousing	137.1	128.6	133.9	140.5	147.7	163.0	3.5
Information Media & Telecommunications	33.7	28.6	27.4	28.9	23.3	30.8	-1.8
Financial & Insurance Services	66.1	59.8	75.5	69.6	78.6	72.6	1.9
Rental, Hiring & Real Estate Services	42.5	52.4	50.9	55.9	41.9	49.0	2.9
Professional, Scientific & Technical Services	170.7	191.6	189.9	211.4	219.6	233.2	6.4
Administrative & Support Services	85.6	88.1	80.6	83.7	94.4	96.2	2.4
Public Administration & Safety	169.8	159.0	166.9	170.5	182.7	192.7	2.6
Education & Training	219.5	217.5	211.5	234.4	251.6	242.7	2.0
Health Care & Social Assistance	352.2	354.5	373.1	423.5	455.8	455.0	5.3
Arts & Recreation Services	43.6	44.9	43.1	40.1	46.8	45.3	0.8
Other Services	102.2	105.6	102.1	113.1	112.6	112.9	2.0

Total(b)	2,518.5	2,505.6	2,579.7	2,709.3	2,813.0	2,900.2	2.9

(a)	Year average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Labour Force, Australia, Detailed.

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Employed Persons by Industry, Rest of Australia(a)

	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24	2018-19 to 2023-24
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	265.9	258.4	258.6	243.5	241.8	245.4	-1.6
Mining	190.8	188.5	197.1	218.2	226.4	225.1	3.4
Manufacturing	730.7	720.0	690.9	685.2	691.7	730.0	0.0
Electricity, Gas, Water & Waste Services	123.8	124.0	123.0	123.3	129.1	136.9	2.0
Construction	925.8	930.7	924.2	914.7	1,028.2	1,045.0	2.5
Wholesale Trade	315.1	318.8	299.5	281.8	294.1	315.9	0.1
Retail Trade	1,016.5	993.7	1,006.1	1,014.1	1,054.4	1,042.7	0.5
Accommodation & Food Services	697.9	656.1	646.9	657.3	740.3	712.8	0.4
Transport, Postal & Warehousing	516.8	509.4	513.9	525.6	560.6	572.9	2.1
Information Media & Telecommunications	179.2	173.0	161.5	164.2	171.3	161.5	-2.1
Financial & Insurance Services	375.0	400.0	398.3	462.2	467.2	471.7	4.7
Rental, Hiring & Real Estate Services	168.4	159.8	155.5	171.7	174.8	170.8	0.3
Professional, Scientific & Technical Services	925.8	940.7	973.6	1,009.0	1,073.8	1,087.1	3.3
Administrative & Support Services	341.9	348.6	333.2	341.3	339.8	336.0	-0.4
Public Administration & Safety	672.7	674.7	704.4	736.0	695.6	739.9	1.9
Education & Training	820.8	861.6	894.7	892.4	911.1	959.5	3.2
Health Care & Social Assistance	1,329.2	1,398.5	1,412.6	1,527.4	1,646.5	1,763.9	5.8
Arts & Recreation Services	202.8	178.1	187.6	180.7	196.8	227.7	2.3
Other Services	400.5	376.3	382.7	418.7	404.9	406.6	0.3

Total(b)	10,199.8	10,210.8	10,264.3	10,567.4	11,048.2	11,351.4	2.2

(a)	Year average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Labour Force, Australia, Detailed.

Prices

Consistent with trends in other advanced economies and nationally, the Brisbane consumer price index (“CPI”) rose strongly in 2021-22 and 2022-23, up 5.4% and 7.3% respectively. The national CPI rose 4.4% in 2021-22 and 7.0% in 2022-23. However, consistent with national trends, Brisbane’s inflation moderated in 2023-24, falling to 4.1%. Through the year, inflation has continued to moderate, falling from 3.4% in June quarter 2024 to 1.8% in September quarter 2024, partly reflecting significant energy rebates from the Queensland and Australian governments.

Income

Queensland recorded 5.5% growth in average weekly ordinary time earnings for full-time adults in 2023-24, compared with 4.6% growth nationally. Queensland’s relative strength in this measure of wages reflects its very tight labor market conditions.

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The most recent figures available for average weekly earnings and household income per capita are listed below:

Measures of Income

State	Household income per capita 2023-24	Average weekly full-time ordinary time earnings 2023-24
	A$	A$
Queensland	76,703	1,454
New South Wales	84,860	1,477
Victoria	74,769	1,420
South Australia	69,986	1,317
Western Australia	87,182	1,557
Tasmania	70,077	1,247
Australia	80,380	1,457

Sources: ABS Australian National Accounts: State Accounts; Average Weekly Earnings.

Wages Policy

Wage bargaining at the enterprise level has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the “Award” system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia.

On December 31, 2009, Queensland legislation referred state industrial relations powers for the private sector to the Commonwealth. This referral complemented the Commonwealth legislation for a national industrial relations system, which commenced on January 1, 2010. The national industrial relations system applies to all Queensland private sector employees.

Public sector and local government workers in Queensland generally remain under the state industrial relations system. As of June 2024, State and local public sector employees in Queensland totaled 456,900 persons.2

The Fair Work Legislation (Secure Jobs Better Pay) Act 2022 is designed to promote job security and gender equality, and adjusts rules around enterprise agreements and bargaining.

Queensland’s industrial relations system is underpinned by awards and certified agreements. In October 2022, Queensland’s Parliament passed the Industrial Relations and Other Legislation Amendment Bill 2022 giving effect to the recommendations of the independent five-year review of the laws. Changes included strengthening workers protection from sexual, sex or gender-based workplace harassment, providing better access to parental leave and domestic and family violence leave, and promoting gender pay equity in collective bargaining. Also, minimum employment standards now align with federal standards by providing greater flexibility for paid and unpaid parental leave to include adoption, surrogacy or parentage transferred under a cultural recognition order.

Prior to the emergence of COVID-19, The Queensland Public Sector Wages Policy was for annual growth of 2.5% on certified agreement pay rates. While wage increases were temporarily deferred in 2020, all affected public sector certified agreements incorporated an additional 2.5% wage increase at a later date to ensure there was no ongoing impact for public sector employees.

[2]	ABS Public sector employment and earnings for 2023-24 financial year. Released November 7, 2024

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The majority of Queensland public sector certified agreements nominally expired during 2022 and 2023 and replacement agreements were established consistent with the then government’s public sector wages offer:

•	3-year agreements with wage increases of 4% in years 1 and 2, and 3% in year 3

•	a cost of living adjustment payment for employees where inflation exceeds headline wage increases established in agreements capped at 3% of base wages.

The cost of living adjustment payment was triggered by the March 2023 CPI outcome in Brisbane (All Groups) with the full 3% payable under relevant certified agreements. It was not triggered by the March 2024 CPI for Brisbane (All Groups).

Wages policy will be reset in the next bargaining round. The first certified agreement expiring for the next bargaining round is the Nurses and Midwives (Queensland Health and Department of Education) Certified Agreement (EB11) 2022, which expires March 31, 2025.

The Government remains committed to employment security and critical frontline services. The 2024-25 Budget reported that 90.7% of public servants are engaged in frontline and frontline support roles.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2023-24(a)

(nominal)

Sector	Queensland (A$ millions)	Australia (A$ millions)	Queensland as a share of Australia (%)
Agriculture, forestry and fishing	13,352	59,284	22.5
Mining	61,564	305,774	20.1
Manufacturing	28,972	146,778	19.7
Construction	37,584	188,028	20.0
Services(b)	336,688	1,805,213	18.7

Total	478,160	2,505,077	19.1

(a)

Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.

(b)

Includes electricity, gas, water & waste services, wholesale trade, retail trade, accommodation & food services, transport, postal & warehousing, information, media & telecommunications, finance & insurance services, rental, hiring & real estate services, professional, scientific & technical services, administrative & support services, public administration & safety, education & training, health care & social assistance, arts & recreation services, other services and ownership of dwellings.

Source: ABS Australian National Accounts: State Accounts.

Mining

Over the past decade, the mining sector has been a significant contributor to Queensland’s economy.

Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc, as well as large “unconventional” resources of coal seam natural gas.

In 2023-24, Queensland’s mining industry recorded nominal GVA of A$61.6 billion, accounting for 12.9% of Queensland’s total GVA and 20.1% of Australia’s mining output. The nominal value of Queensland’s mining output has fallen 28.2% from the record A$85.7 billion in 2022-23, driven by global commodity prices normalizing from elevated levels, particularly for coal and oil. Mining’s share of Queensland’s total GVA is highly sensitive to fluctuations in commodity prices. Over the past decade, mining has averaged 12.0% of Queensland’s nominal GVA. In real terms, mining output rebounded 5.2% in 2023-24, due to an unwinding of supply constraints. The mining industry employed 78,200 persons in 2023-24, accounting for 2.7% of Queensland’s total employment.

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment and regional development. Mining also provides a base for a number of the State’s leading value added industries.

Coal

Coal is Queensland’s most valuable export commodity. In 2023-24, Queensland exported a record A$58.2 billion worth of coal, accounting for 50.3% of Queensland’s total merchandise exports. The value of coal exports fell 19.6%, driven by a 20.8% decrease in the average export price, which more than offset a 1.6% rise in volumes, with an increase in thermal coal exports, driven by strong demand from China, more than offsetting lower metallurgical coal exports. Most of Queensland’s coal exports are metallurgical coal (A$48.4 billion), used in steelmaking, with a smaller amount of thermal coal (A$9.9 billion), primarily used in power generation.

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The value and quantity of selected minerals produced in Queensland from 2018-19 to 2023-24 are shown in the following tables.

Queensland Key Resources Production – Estimated Value(a)

(A$ millions)

Resource	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24
Black coal(b)	49,501	38,487	26,734	76,955	81,319	62,362
Liquefied Natural Gas(c)	15,728	15,555	9,514	19,396	24,058	22,288
Copper	2,040	1,833	2,026	2,508	2,106	2,056
Gold	925	1,049	1,026	917	862	1,414
Silver	555	674	1,004	769	688	803
Bauxite	1,571	1,649	1,339	1,247	1,380	2,083
Lead	839	814	844	823	846	783
Zinc	2,614	2,489	2,746	3,433	2,860	2,557

(a)

Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal. Value of production is calculated using Queensland’s production volumes and the Australia price for each commodity.

(b)	Estimated based on Queensland’s unit export price.
(c)	Export value.

Sources: Australian Department of Industry, Science and Resources; ABS; Queensland Department of Natural Resources and Mines, Manufacturing, and Regional and Rural Development; and Queensland Treasury.

Queensland Key Resources Production – Volume

Resource	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24
Black coal (‘000t)	249,179	239,776	220,871	218,391	222,877	223,830
Copper (‘000t)	237	218	192	189	172	156
Gold (kg)	16	14	13	11	10	14
Silver (t)	823	834	916	735	660	660
Bauxite (‘000t)	37,708	41,087	35,812	38,110	36,555	41,445
Lead (‘000t)	301	288	318	259	274	240
Zinc (‘000t)	702	757	773	713	644	658
Coal seam gas (Mcm)(a)	37,600	39,904	40,317	40,448	39,234	39,813

(a)	National production data. In 2022-23, 99.8% of national coal seam gas production occurred in Queensland.

Sources: Australian Department of Industry, Science and Resources; Australian Department of Climate Change, Energy, the Environment and Water; and Queensland Department of Natural Resources and Mines, Manufacturing, and Regional and Rural Development.

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Agriculture

The agriculture, forestry and fishing industry in Queensland accounted for 2.8% of Queensland’s industry gross value added (nominal) and 22.5% of Australia’s total agricultural output in 2023-24. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2023-24, more than half of the nominal gross value of Queensland’s agricultural production was derived from three products – beef, cotton and sugarcane, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, rice, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

According to the Queensland Department of Primary Industries, the nominal value of Queensland’s agricultural production fell 8.5% in 2023-24 to A$17.0 billion. This was driven by declines in the gross value of wheat (down A$585 million, or 59.2%, to A$404 million), beef (down A$547 million, or 8.3%, to A$6.1 billion), cotton (down A$535 million, or 34.5% to A$1.0 billion) and grain sorghum (down A$329 million, or 42.7% to A$441 million), which was partially offset by a large increase for sugarcane (up A$506 million, or 32.7%, to A$2.1 billion).

In real terms, the GVA of the agriculture, forestry and fishing industry rose 3.8% in 2023-24, following on from strong growth of 62.4% over the three years to 2022-23.

The following table presents figures on the nominal gross value and volume of agricultural commodities produced in Queensland over the five years to 2023-24.

Queensland’s Major Agricultural Commodities – Nominal value and volume of production

	2019-20	2020-21	2021-22	2022-23	2023-24
Gross Value (A$m)
Cattle and calves	6,547	5,902	6,826	6,613	6,066
Poultry	2,881	3,198	3,096	3,345	3,253
Pigs	847	1,501	2,331	2,499	1,589
Sheep and lambs	75	540	1,190	1,552	1,017
Sugar cane	1,188	1,211	1,307	1,550	2,056
Wool	568	600	631	685	700
Grain, oilseeds and pulses	363	367	389	423	473
Fruit and vegetables and nuts	215	207	217	247	261
Dairying (total whole milk production)	67	138	146	110	72
Cotton	71	63	76	113	77
Other	1,232	1,400	1,345	1,482	1,472

Total agriculture	14,054	15,127	17,552	18,620	17,037

Volume of Production
Beef (‘000 tonnes)	1,106	921	926	988	1,109
Sugar cane (‘000 tonnes)(a)	28,443	29,330	28,479	31,260	28,647
Wheat (‘000 tonnes)	418	1,594	2,222	2,600	1,080
Cotton lint (‘000 tonnes)	31	222	422	512	293
Grain sorghum (‘000 tonnes)	313	1,072	1,717	1,813	1,500
Chickpeas (‘000 tonnes)	162	251	501	292	280

(a)	Seasonal data.

Sources:	ABS Livestock Products; Queensland Department of Agriculture and Fisheries; Australian Sugar Milling Council; Australian Bureau of Agricultural and Resource Economics and Sciences.

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Other Primary Industries

Forestry and logging

The value of Queensland’s forestry and logging production is estimated to have fallen 10.2% to A$230 million in 2023-24. Demand for timber is largely determined by demand for the construction of new dwellings and alterations/ additions to existing dwellings.

Fisheries

The value of Queensland’s fisheries and aquaculture production is estimated to have risen 1.2% to A$515 million in 2023-24, with fisheries accounting for 49% of the gross value of production and aquaculture accounting for 51%.

Manufacturing

In 2023-24, the manufacturing industry accounted for 6.1% of Queensland’s industry gross value added (nominal) and 6.2% of Queensland’s employment. Queensland’s share of Australia’s total manufacturing output was 19.7% in 2023-24.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialized nations, the relative importance of manufacturing has declined in Australia in favor of service-based industries over time.

In 2022-23 (latest data available), food product manufacturing accounted for the largest component of manufacturing income in Queensland (28.5%), followed by primary metal & metal product manufacturing (10.4%) and fabricated metal product manufacturing (9.8%).

Construction

The Queensland construction industry directly contributed 7.9% to State GVA, whilst also providing 9.6% of employment in the State in 2023-24.

•	Dwelling investment fell 2.0% in 2023-24, following a fall of 4.9% in 2022-23.

o

A combination of record low interest rates and substantial government stimulus drove strong increases in building approvals and lending indicators throughout 2020-21 and 2021-22. As a result, dwelling investment rose 11.5% in 2020–21 and a further 5.4% in 2021-22.

o

However, ongoing construction capacity constraints, lagged impacts of adverse weather, and several insolvencies among construction companies have constrained the construction industry’s ability to meet elevated demand in recent years.

o

The combination of strong demand and constrained supply drove the value of Queensland’s residential work in the pipeline to a record A$14.9 billion in March quarter 2024, remaining elevated at A$14.7 billion in June quarter 2024.

•

Non-dwelling construction – which consists of non-residential building construction (shops, offices, factories, etc.) and engineering construction (mines, ports, roads, etc.) – rose a further 2.2% in 2023-24, following growth of 4.3% in 2022-23 and 11.9% in 2021-22.

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o	New engineering construction in Queensland rose 0.7% in 2023-24, adding to 6.6% growth in 2022-23.

o	Non-residential building construction rose 3.5% in 2023-24, after 2.5% growth in 2022-23 and 16.7% growth in 2021-22.

Services

Transport

Queensland has 16 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south east to Burketown in the north-west. In 2023-24, the total tonnage throughput via Queensland port systems was estimated at 347.8 million tonnes (up 3.0% from 2022-23).

The Queensland railway network encompasses over 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland. Competition has been introduced into rail freight with the privately owned Pacific National active in Queensland, while the coal and freight components of the previously government owned Queensland Rail (now “Aurizon”) have been privatized. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerized freight are hauled by both rail and road.

The Queensland public road network is constantly being upgraded and extended to maintain its safety and viability.

Queensland has four international airports, as well as a large network of commercial domestic airports and private airfields. Brisbane Airport is the third busiest in the country, behind Sydney and Melbourne, with 22.2 million passenger transiting in 2023-24, up 12.3% from 2022-23 but below the pre-COVID level of 23.6 million in 2018-19. Following several years of construction, in July 2020, the Brisbane airport opened its new runway, which has doubled the airport’s capacity.

Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, operate within the State. Queensland has a widespread cable and satellite pay television service in operation, and comprehensive commercial and public radio networks.

Broadband internet services are also available in all major centers across the State. The Federal Government completed the initial build phase of the national broadband network (the “NBN”) in June 2020. The NBN is delivered through a “multi-technology mix” network comprising fibre-to-the-premises, fibre-to-the-node, fibre-to-the-basement, fibre-to-the-curb, hybrid fibre coaxial, fixed wireless and satellite technologies. The NBN is the default Statutory Infrastructure Provider (the “SIP”) for all of Australia and, where it is the SIP, it must meet legal obligations, including in relation to minimum service speed. Within its capital constrains, NBN Co will continue to upgrade the network technologies to support retailers to meet demand from end users which exceeds these minimum requirements, including implementing current plans to expand access to peak download speeds of up to close to 1 gigabit per second. As at November 30, 2024, a total of 2,495,870 homes/businesses have been declared as ready to connect in Queensland, while a total of 1,714,620 homes/businesses have had services activated.

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Tourism

Tourism directly accounted for an estimated 3.0% of overall output (nominal gross value added) in the State in 2022-23 (latest estimate available). Tourism’s share of the economy has recovered in recent years, after falling to a COVID-induced low of 1.9% in 2020-21, but remains below the pre-COVID level of 3.6% in 2018-19. The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favorable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometers of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, fishing, cruising and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including theme parks, world class golf courses, extensive canal developments and internationally-recognized restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international center for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

In 2023-24, 1.8 million international tourists (defined as those arriving for holiday or visiting friends and relatives) visited Queensland, up from 1.3 million in 2022-23, but still below the pre-COVID level of 2.4 million in 2018-19. In total, international tourists spent 32.1 million nights in Queensland in 2023-24, up from 26.6 million in 2022-23, but still below the pre-COVID level of 36.0 million in 2018-19.

Traditionally, domestic tourism has been a larger market than international tourism in Queensland, although a significant amount of domestic tourism is intrastate (Queenslanders travelling within Queensland). There were 18.6 million domestic tourist overnight trips to Queensland in 2023-24, with 12.9 million intrastate trips and 5.7 million interstate trips. Domestic tourists spent 73.5 million nights in Queensland in 2023-24, down from 77.4 million in 2022-23, and above the 71.7 million in pre-COVID 2018-19. In 2023-24, 38.4 million nights were from intrastate tourists, while 35.1 million were from interstate tourists.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the states. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The states impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the ratable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the states. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments based on the principle of horizontal fiscal equalization. This principle requires state governments to receive funding which offsets the differences in revenue raising capacity and the cost of delivering services between states, such that, every state has the capacity to delivery comparable services and associated infrastructure at a similar tax burden.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the states for specified purposes or with conditions attached. Although these grants for specific purposes have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

Commonwealth-State Relations – the GST

The introduction of a Goods and Services Tax (“GST”), a broad-based consumption tax, was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations.

The main features of the Agreement included:

•	the provision to the States of all revenue from the GST. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue amongst the states;

•	the abolition of financial assistance grants to the states; and

•	the abolition of a number of state taxes. In Queensland’s case, this included the abolition of nine taxes over time in order to improve the overall efficiency of the national taxation system.

In 2024-25, Queensland will receive around A$18.979 billion in GST revenue, as published in the 2024-25 Queensland Mid-Year Fiscal and Economic Review. Queensland is currently assessed by the Commonwealth Grants Commission as requiring less than an equal per capita share of the GST distribution, reflecting the ongoing impacts of previous high royalties on Queensland’s GST share.

The strength in coal royalties in 2022–23 impacts Queensland’s GST relativities over the three years from 2024–25 until 2026–27, due to the two-year lag and three-year averaging approach taken in the Commonwealth Grants Commission to determining GST shares.

Beyond 2025–26, GST revenue is forecast to grow strongly, by 13.9% in 2026–27 and then 16.3% in 2027–28. The forecast increases are driven by anticipated ongoing growth in the national GST pool and the expectation that the impacts of the higher coal royalties on Queensland’s share of GST will continue to reduce as coal prices continue to moderate.

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Following the Australian Government legislating new GST equalization arrangements in 2018, states have been provided a “GST No-Worse-Off Guarantee”, ensuring that any state that received less GST under the new system would receive a supplementary payment from the Australian Government making up the difference. National Cabinet agreed on December 6, 2023 to extend the No-Worse-Off Guarantee to 2029–30, from its initial expiry in 2026–27.

The Intergovernmental Agreement on Federal Financial Relations

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework was to significantly reduce Commonwealth prescriptions on service delivery by the states, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

A new agreement — the Intergovernmental Agreement on Federal Financial Relations — commenced on January 1, 2009. The main features of the new framework included:

•

a reduction in the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development, disability services and housing.

•

a focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered.

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives.

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms.

•	the continued provision of all GST revenue to the States.

An ongoing task for Queensland and other governments is to ensure the original intent of the framework is maintained, given the different and competing priorities sometimes facing State, Territory and Australian Governments.

New governance arrangements — Australian federal relations

In May 2020, the Australian Government and state and territory governments agreed to new national governance arrangements and federal relations architecture. At the core of this architecture is National Cabinet.

First Ministers will continue meeting as National Cabinet and Treasurers will continue to meet as the Council on Federal Financial Relations (the “CFFR”). Under the new arrangements, CFFR will have responsibility for overseeing the financial relationship between the Commonwealth and the states and territories. This includes taking responsibility for all funding agreements, including National Agreements and Federation Funding Agreements, complementing its existing responsibility for overseeing the Intergovernmental Agreement on Federal Financial Relations.

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Health

The National Health Reform Agreement (the “NHRA”) commenced on July 1, 2012. In May 2020, an Addendum to the 2011 NHRA was signed by all jurisdictions and is to apply from July 1, 2020 to June 30, 2025. Funding is being provided through a combination of activity-based funding for larger hospitals and block funding for smaller regional hospitals. Under the Addendum, the Commonwealth funds 45% of the efficient growth in public hospital services, subject to a 6.5% national cap on the growth of NHRA funding, irrespective of demand growth.

At the time of the 2024-25 Queensland Budget, Queensland expected to receive Australian Government funding of A$7.070 billion under the NHRA in 2024-25.

On December 6, 2023, National Cabinet endorsed the Commonwealth increasing NHRA contributions to 45% over a maximum 10-year glide path from July 1, 2025, with an achievement of 42.5% before 2030. Further, the 6.5% annual cap on funding growth will be replaced with a five-year cumulative cap over the period of 2025-2030. Finalization of the agreement is continuing. How much the new funding arrangements will change funding forecasts will not be well known until the agreement is finalized. However, in general, it is expected that from 2025-26 onwards, NHRA funding will be higher than currently forecast.

Education

The National Reform School Agreement (“NSRA”) – an agreement between the Australian and state and territory governments to lift student outcomes across Australian schools – commenced on January 1, 2019 and expired at the end of 2024.

In November 2024, the Queensland Government signed the new one-year Interim School Funding Agreement 2025 (commencing January 1, 2025) to continue funding to Queensland schools, while a longer-term funding agreement is being negotiated with the Australian Government.

At the time of the 2024-25 Queensland Budget, Queensland expected to receive Australian Government funding of A$2.555 billion in 2024-25 (A$10.768 billion over four years to 2027-28 excluding GST) for Queensland Government schools. Non-government schools funding (including GST) will be A$4.425 billion in 2024-25 (A$18.796 billion over four years to 2027-28).

2024 Commonwealth Grants Commission (“CGC”) Report on GST Revenue Sharing Relativities

In March 2024, the CGC released its Report on GST Revenue Sharing Relativities – 2024 Update (the “2024 CGC Update Report”) which considered changes in state circumstances to determine the distribution of GST. The 2024 Update recommended A$384 million (2.02%) decrease in GST distributions and No worse off payments to Queensland. In assessing the circumstances of Queensland, there was a reduction in GST relativity, with Queensland’s GST share falling from 21.2% in 2023-24 to 19.5% in 2024-25. This is now less than Queensland’s population share of 20.55%.

Queensland’s below per capita GST share is based on the CGC’s determination that Queensland has a higher fiscal capacity per capita compared to other states. Queensland is assessed to have a higher capacity to raise mining royalties as a result of higher coal prices and a greater share of Commonwealth payments. This is partially offset by higher assessed spending needs for education, health and servicing regional areas and lower revenue raising capacity for land tax and transfer duty.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing Acts of Parliament while Parliament approves expenditure via the Appropriation Acts on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent. There is one Act for the Legislative Assembly and one for all other agencies.

2023-24 State Budget and 2023–24 Budget Update

Leveraging Queensland’s strong economic performance, the 2023-24 Queensland Budget, handed down on June 13, 2023, responded to key challenges facing Queenslanders, including addressing cost-of-living pressures, enhancing health services, improving housing affordability and keeping communities safe.

The 2023-24 Budget provided for substantial investment in healthcare and critical infrastructure across all regions to position Queensland on a clear path towards longer-term growth and prosperity. A record capital program of A$88.729 billion over four years was announced to provide productivity enhancing infrastructure to improve the competitiveness of Queensland’s traditional industries and support growth in new and emerging sectors.

Exceptionally high coal prices and the strength of the Queensland economy resulted in higher than previously expected state revenues in 2022-23. Due to the temporary nature of royalty windfalls, revenue was expected to decline sharply in 2023-24 and then begin to stabilise in 2024-25. With disciplined control of spending supporting progress towards fiscal recovery, the 2023-24 Budget allowed the government to effectively respond to the immediate challenges of cost-of-living pressures, strengthening the health system and investing more in social and affordable housing and youth services.

The 2023-24 Budget Update was released on December 13, 2023 with a A$138 million deficit expected in 2023-24, A$2.044 billion lower than the expected deficit of A$2.182 billion in the 2023-24 Budget. The improved outlook was largely driven by upward revisions to coal and petroleum royalties, due to higher-than-expected global metallurgical coal and oil prices being received by Queensland’s key commodity producers.

2024-25 State Budget and 2024-25 Mid-Year Fiscal and Economic Review (“MYFER”)

The 2024-25 Budget reflected the policy settings of the previous Queensland Labor Party Government.

The 2024-25 Budget projected a General Government Sector (“GGS”) operating deficit of A$2.631 billion in 2024-25. An improved operating deficit of A$515 million was forecast for 2025-26 before projecting a return to operating surpluses of A$887 million and A$2.027 billion for 2026-27 and 2027-28. The 2024-25 Budget included a A$3 billion savings plan, with target levels increasing across the forward estimates, underpinning operating surpluses in later years.

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The Non-Financial Public Sector (“NFPS”) capital program was projected to be A$107.3 billion over the 4 years to 2027-28. Key areas of focus in the forward estimate included:

•	The Queensland Health Capacity Expansion Program to deliver around 2,200 additional overnight beds as 15 facilities across Queensland;

•	Stage 1 of the Direct Sunshine Coast Rail Line

•	M1 Pacific Motorway upgrades, Coomera Connector and major upgrades to the Bruce Highway

•	New school infrastructure

•	Queensland Energy and Jobs Plan, including new renewable energy projects, pumped hydro projects and CopperString 2032

•	Major water infrastructure for dam improvements and future water security

•	2032 Olympic and Paralympic Games venues

The 2024-25 Mid-Year Fiscal and Economic Review was released on January 23, 2025, and is the first forward estimate update for the newly elected Liberal National Party Government.

A revised GGS net operating deficit of A$4.911 billion is forecast for 2024-25, A$2.28 billion higher than the expected deficit of A$2.631 billion in the 2024-25 Budget. An operating deficit of A$6.926 billion is forecast for 2025-26, before deteriorating further to operating deficits in 2026-27 of A$9.173 billion and in 2027-28 of A$9.190 billion.

The deterioration in net operating balances across the forward estimates largely reflects the fiscal impact of legacy funding issues within key service delivery areas of health, education, child safety and law and order, removal of the former government’s A$3 billion in unallocated savings and other parameter adjustments including higher interest costs.

Some state revenues have been upgraded across the remainder of the forward estimates compared to the 2024–25 Budget, with modestly higher payroll tax and transfer duty being notable. The outlook for GST revenue has deteriorated due to a range of factors, including potential material downside impacts to Queensland’s GST share from 2025–26 onwards due to methodology changes implemented as a result of the Commonwealth Grants Commission’s 2025 Methodology Review.

The NFPS capital program for the period 2024–25 to 2027–28 is A$129.9 billion. The capital program comprises A$114.1 billion of purchases of non-financial assets (“PNFA”), A$14.3 billion of capital grant expenses, and acquisitions of non-financial assets under finance leases and similar arrangements of A$1.4 billion. This compares to the 2024–25 Budget 4-year capital program estimate of A$107.3 billion.

The A$22.6 billion increase in the program over the forward estimates is due to significant cost escalations in the State’s capital program, funding decisions taken by the former government after the 2024–25 Budget but prior to the 2024 State General Election, and incorporation of the Government’s election commitments for infrastructure and capital grant spending.

Cost pressures account for most of the increase in the capital program and relate to:

•	the Health Capacity Expansion Program and various hospital upgrades;

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•	water projects across the State, including Paradise Dam rebuild and various dam safety and water security projects;

•	CopperString 2032 transmission line;

•	transport infrastructure builds and upgrades through the Queensland Transport and Roads Investment Program;

•	the athletes’ villages for the 2032 Brisbane Olympic and Paralympic Games; and

•	various projects across agencies to support future service delivery.

Other significant drivers include additional funding for Bruce Highway upgrades and upward revisions to disaster recovery works. Growth in the capital program has been tempered to some extent by cessation of the Pioneer-Burdekin pumped hydro project.

NFPS borrowing is projected to be A$128.1 billion by June 2025.

By June 2028, NFPS borrowing is projected to be A$217.8 billion, A$45.8 billion higher than the projection of A$172.0 billion in the 2024–25 Budget. This rapid escalation in borrowing reflects the incorporation of significant funding provisions for legacy service delivery expenses and cost escalations within the State’s capital program inherited from the former government.

Queensland Treasury prepared these forecasts on a “no policy change” basis; that is, the expenditure and revenue policies in place at the time of the MYFER (including those announced in the MYFER) were applied consistently throughout the forward estimates period. The Government has stated that the 2025-2026 Budget will be developed in a methodical manner with the objective to deliver a safe and secure pathway to drive budget improvement, with lower debt than under the policy settings of the former government.

Fiscal Principles

The Financial Accountability Act 2009 (Qld) requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility (the “Charter”). The Charter sets the Government’s fiscal objectives and the fiscal principles that support those objectives.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report is published each year in the Budget papers and Budget Update.

The current Charter sets out fiscal principles and measures aimed at restoration of fiscal buffers in the medium-term:

•

Fiscal Principle 1 – Stabilize the General Government Sector net debt to revenue ratio at sustainable levels in the medium term, and target reductions in the net debt to revenue ratio in the long term.

Stabilizing the net debt to revenue ratio at sustainable levels restores capacity to respond to future external shocks.

•

Fiscal Principle 2 – Ensure that average annual growth in General Government Sector expenditure in the medium term is below the average annual growth in General Government Sector revenue to deliver fiscally sustainable net operating surpluses

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A mean of expenses growth management to deliver operating surpluses will assist debt stabilization.

•

Fiscal Principle 3 – Target continual improvements in net operating surpluses to ensure that, in the medium term, net cash flows from investments in non-financial assets (capital) will be funded primarily from net cash inflows from operating activities. The capital program will focus on supporting a productive economy, jobs, and ensuring a pipeline of infrastructure that responds to population growth.

Funding capital purchases primarily through operating cash surpluses rather than additional borrowings is key to stabilizing borrowings.

•	Fiscal Principle 4 – Maintain competitive taxation by ensuring that, on a per capita basis, Queensland has lower taxation than the average of other states.

Provides a meaningful indication of the comparative impact of Queensland’s tax regime and policies.

•	Fiscal Principle 5 – Target the full funding of long-term liabilities such as superannuation and workers’ compensation in accordance with actuarial advice

A long-standing commitment ensuring that the State sets aside assets, on an actuarially determined basis, to meet long term liabilities such as superannuation and WorkCover. The latest full actuarial review of the QSuper scheme as at June 30, 2024, reports the scheme to be fully funded. As at June 30, 2024, WorkCover Queensland was fully funded.

Table 1

Key Financial Aggregates

(UPF Basis)

	2020-21 Actual*	2021-22 Actual*	2022-23 Actual*	2023-24 Actual
	A$ million
General Government Sector
Revenue	62,791	74,185	89,809	89,768
Expenses	63,706	69,902	75,880	88,087

Net operating balance	(915)	4,284	13,928	1,681
Purchases of non-financial assets	6,682	7,878	9,899	10,507
Fiscal balance	(4,857)	(72)	8,090	(4,001)

Public Non-Financial Corporations Sector
Revenue	13,269	15,951	16,270	17,360
Expenses	12,071	14,897	15,222	15,543

Net operating balance	1,198	1,054	1,048	1,817
Purchases of non-financial assets	3,139	3,134	4,497	6,402
Fiscal balance	687	593	(904)	(2,487)

Non-Financial Public
Revenue	71,318	85,485	100,821	100,258
Expenses	71,770	80,356	86,341	97,761

Net operating balance	(452)	5,129	14,480	2,497
Purchases of non-financial assets	9,877	11,130	14,300	16,887
Fiscal balance	(4,973)	194	6,786	(7,467)

* Where applicable, balances have been restated for changes in accounting policies, presentational and timing differences and errors.

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Operating Statement

2023-24 Outcome

On a Uniform Presentation Framework (“UPF”) basis, the General Government Sector (the “GGS”) recorded an operating surplus of A$1.7 billion in 2023-24, compared to a restated operating surplus of A$13.9 billion in 2022-23.

In 2023-24, coal and oil prices fell from the extraordinary high level received in 2022-23, substantially reducing royalty revenue received.

The fiscal balance decreased from a restated surplus of A$8.1 billion in 2022-23 to a deficit of A$4 billion in 2023-24 mainly driven by the comparably lower net operating balance.

Revenue

Revenue from transactions declined marginally in 2023-24 (A$41 million) after increasing by 21.1% (or A$15.6 billion) in 2022-23.

In 2023-24, Commonwealth grants, which are the principal form of revenue for the State, accounted for around 45% of General Government revenue, with taxes and other revenues contributing around 25% and 16% respectively.

Commonwealth and other grants increased by A$1.7 billion in 2023-24, mainly due to higher GST revenue primarily driven by a larger national GST pool, increase in specific purpose payments driven by an increase in National Health Reform funding and Quality Schools funding, and an increase in national partnership payments partly due to energy bill relief.

Taxation revenue increased by A$2.1 billion in 2023-24, reflective of the continuing strength of Queensland’s property and labor markets.

GGS other revenue was A$5.4 billion lower in 2023-24 than in 2022-23, mainly due to lower royalty revenue, reflecting the moderation in global coal and oil prices.

Expenses

Based on actual results, General Government expenses increased by A$12.2 billion (or 16.1%) in 2023-24.

Employee and superannuation expenses were 8.6% higher in 2023-24 due in part to numerous public sector agreements being certified within the financial year, combined with a 5.3% increase in full time equivalent employees and Cost-of-Living-Adjustment (“COLA”) payment for employees.

Other operating expenses were A$5.9 billion (or 29.4%) higher than 2022-23 mainly due to electricity bill rebates, demand-driven growth for hospital and health services, out-of-home care within the child protection system, higher payments to Queensland Rail and additional works associated with the delivery of Cross River Rail.

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Depreciation and amortization costs increased by A$423 million to A$5.4 billion for the GGS, mainly due to the increasing investment in state infrastructure and asset revaluations in recent years.

Interest costs increased by A$332 million to A$2 billion due to a rise in interest rates and additional borrowing to support the capital program.

Grant expenses of A$16.6 billion were A$2.5 billion higher than 2022-23. Contributing to the increase in grants expenses were substantial disaster relief payments to councils, contribution of the Rookwood Weir to Sunwater and grant funding to complete the construction of the Fitzroy to Gladstone water pipeline.

Purchases of non-financial assets and borrowings

Table 2 below provides data on the State’s purchases of non-financial assets and borrowings.

Table 2

Purchase non-financial assets and borrowings

(UPF Basis)

	2020-21 Actual	2021-22 Actual	2022-23 Actual	2023-24 Actual
	(A$ million)
Purchases of Non-Financial Assets
General Government Sector	6,682	7,878	9,899	10,507
Public non-financial corporations sector	3,139	3,134	4,497	6,402
Non-financial public sector[1]	9,877	11,130	14,300	16,887

Borrowings
General Government Sector	54,076	56,764	53,726	58,773
Public non-financial corporations sector	41,558	59,495	49,101	47,631
Non-financial public sector	95,627	116,252	102,821	106,397

Notes:

(1)

Under present Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector was A$331.1 billion as at June 30, 2024.

Borrowings in the General Government sector were A$58.8 billion at June 30, 2024, A$5.047 billion more than in 2022-23. The increase in borrowings is due to additional borrowing to finance the State’s capital program.

Capital Purchases

On a UPF basis, the General Government’s purchases of non-financial assets (i.e. capital expenditure) in 2023-24 was A$10.5 billion, A$608 million more than in 2022-23.

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Forward Estimates

Table 3 below provides a summary of key fiscal aggregates for the State’s Forward Estimates on a UPF basis.

Table 3

Key financial aggregates forecasts (Summary) – 2024-25 MYFER

	2024-25 Update	2025-26 Projection	2026-27 Projection	2027-28 Projection
	A$ millions
General Government Sector
Revenue	88,071	89,286	91,278	95,749
Expenses	92,983	96,211	100,451	104,939

Net operating balance	(4,911)	(6,926)	(9,173)	(9,190)
Purchases of non-financial assets	14,189	18,078	19,398	19,463
Fiscal balance	(14,394)	(19,679)	(22,216)	(21,852)

Public Non-Financial Corporations Sector
Revenue	17,778	18,407	19,348	20,132
Expenses	16,918	17,683	18,793	20,114

Net operating balance	860	724	556	17
Purchases of non-financial assets	11,561	10,649	10,484	10,314
Fiscal balance	(7,579)	(6,464)	(6,367)	(5,931)

Non-Financial Public Sector
Revenue	99,141	100,744	104,305	109,948
Expenses	104,315	108,043	113,967	120,058

Net operating balance	(5,174)	(7,299)	(9,662)	(10,107)
Purchases of non-financial assets	25,760	28,724	29,863	29,776
Fiscal balance	(23,106)	(27,237)	(29,608)	(28,718)

Table 4 below provides data on the latest forecasts of the State’s borrowing by sector.

Table 4

Borrowings

(UPF Basis)

	2024-25 Update	2025-26 Projection	2026-27 Projection	2027-28 Projection
	A$ millions
Borrowings(1)
General Government Sector	77,627	101,784	127,399	153,766
Public non-financial corporations sector	50,466	54,413	60,054	64,068
Non-financial public sector	128,085	156,190	187,445	217,826

(1)	Borrowings inclusive of leases, securities and derivatives.

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